SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

Nextel Partners, Inc.

(Name of Issuer)

Class A Common Stock

(Title and Class of Securities)

65333F 10 7

(CUSIP Number)

Leonard J. Kennedy, Esq.

General Counsel

Sprint Nextel Corporation

2001 Edmund Halley Drive

Reston, Virginia 20191

(703) 433-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 20, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box   ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 5 Pages)

CUSIP No. 65333F 10 7	Schedule 13D	Page 2 of 5 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Sprint Nextel Corporation
2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☑
3.	SEC Use Only
4.	Source of Funds* Not Applicable
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Kansas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 84,632,604 (see Item 5)
8. Shared Voting Power 0 (see Item 5)
9. Sole Dispositive Power 84,632,604 (see Item 5)
10. Shared Dispositive Power 0 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 84,632,604 (see Item 5)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐
13.	Percent of Class Represented by Amount in Row (11) 100% of the Class B Common Stock (see Item 2 and Item 5)
14.	Type of Reporting Person* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 65333F 10 7	Schedule 13D	Page 3 of 5 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Nextel Communications, Inc. (see Item 2)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☑
3.	SEC Use Only
4.	Source of Funds* Not Applicable
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 84,632,604 (see Item 5)
8. Shared Voting Power 0 (see Item 5)
9. Sole Dispositive Power 84,632,604 (see Item 5)
10. Shared Dispositive Power 0 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 84,632,604 (see Item 5)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐
13.	Percent of Class Represented by Amount in Row (11) 100% of the Class B Common Stock (see Item 2 and Item 5)
14.	Type of Reporting Person* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 65333F 10 7	Schedule 13D	Page 4 of 5 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of this Report is amended by adding the following text at the end thereof. On December 20, 2005, Nextel Partners, Inc. entered into a letter agreement with Nextel WIP Corp., Nextel Communications, Inc., Sprint Nextel Corporation, John Chapple and David Aas, a copy of which is included as Exhibit 1 to this report and is incorporated herein by reference. On that same day, Sprint Nextel and Nextel Partners issued a joint press release, a copy of which is included as Exhibit 2 to this report and is incorporated herein by reference.

Item 7. Material to be Filed As Exhibits.

Exhibit 1	Letter Agreement, dated as of December 20, 2005, by and among Nextel Partners. Inc., Nextel Communications, Inc., Nextel WIP Corp., Sprint Nextel Corporation, John Chapple and David Aas (filed as Exhibit 99.1 to Nextel Partners Current Report on Form 8-K (File No. 000-29633) and incorporated herein by reference).

Exhibit 2	Press Release, dated December 20, 2005 (filed as Exhibit 99.4 to Nextel Partners Current Report on Form 8-K (File No. 000-29633) and incorporated herein by reference).

Exhibit 3	Report of the First Appraiser, dated December 20, 2005 (filed as Exhibit 99.2 to Nextel Partners Current Report on Form 8-K (File No. 000-29633) and incorporated herein by reference).

Exhibit 4	Report of the Second Appraiser, dated December 20, 2005 (filed as Exhibit 99.3 to Nextel Partners Current Report on Form 8-K (File No. 000-29633) and incorporated herein by reference).

CUSIP No. 65333F 10 7	Schedule 13D	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 22, 2005	SPRINT NEXTEL CORPORATION
By: /s/ Gary D. Begeman

Name: Gary D. Begeman Title: Vice President, Legal